[REUTERS LOGO]

[GRAPHIC OMITTED]NEWS RELEASE
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FOR IMMEDIATE RELEASE
 CONTACT:     Robert Crooke
              Reuters America Inc.
              212-603-3587


REUTERS DISAPPOINTED AT EMPLOYEES' STRIKE VOTE
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New York, April 16, 1999 - Reuters today reacted with disappointment to the announcement that its unionized employees have reportedly voted to authorize a strike.

Reuters America Inc. is currently engaged in intense, off the record negotiations with the Newspaper Guild of New York, which represents some 585 news, TV, technical and business operations staff in the US.

GLEN D. RUSSO, Reuters Director of Employee & Labor Relations, and the company's chief negotiator, said: "With intensive negotiations continuing, it seems counterproductive to me that the Newspaper Guild of New York should be whipping up scare tactics like this. We hope very much that the negotiations will result in an agreement that is satisfactory to all and that the Guild does not pull the trigger on the strike vote authorization. However, no one should doubt the company's determination to get the contract it needs to further legitimate business goals, or its determination to continue operations in the unfortunate event of a strike."

Reuters is looking for a competitive, flexible and fair contract with provisions on job security, pay and benefits that would bring it in line with its major competitors.

Reuters America Inc. is the chief operating entity in America of Reuters Group PLC (NASDAQ: RTRSY). Reuters supplies the global financial markets and the news media with the widest range of information and news products including real-time financial data, collective investment data, numerical, textual, historical and graphical databases plus news, graphics, news video, and news pictures, reaching over 485,000 users located in 57,900 organizations. Reuters designs and installs enterprise-wide information management and risk management systems for the financial markets as well as providing equity and foreign exchange transaction systems. It extensively uses Internet technologies for wider distribution of information and news. The Group employed 16,938 staff in 218 cities in 96 countries at December 31, 1998. Reuters is the world's largest news and television agency with 2,072 journalists, photographers and camera operators in 182 bureaus serving 157 countries. News is published in 22 languages. For more details see www.reuters.com/aboutreuters

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

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30 April 1999                                               **/99



ROSEMARY MARTIN APPOINTED REUTERS COMPANY SECRETARY


London - Rosemary Martin has been appointed Company Secretary to Reuters Group PLC, the global information and news group, with effect from 1 May 1999.

Martin joined Reuters in 1997 as deputy Company Secretary, having worked for 13 years at Rowe & Maw, eight as a partner.

END

CONTACT:

Adrian Duffield                                 Tel: 0171 542 4728
Manager, Corporate Relations
adrian.duffield@reuters.com

Reuters and the dotted and sphere logos are the trademarks of the Reuters Group of Companies.

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